

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2010

Mr. Michael D. Porcelain
Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Rd., Suite 230
Melville, NY 11747

> **RE:** **Comtech Telecommunications Corp.**
> **Form 10-K for the year ended July 31, 2009**
> **Filed September 23, 2009**
> **File No. 0-07928**

Dear Mr. Porcelain:

We have completed our review of your filing and have no furhter comments at this time.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director